Jim Joseph
Media  relations
Lexmark International, Inc.
(606) 232-2249
jmjoseph@lexmark.com

Kurt Braun
Investor relations
(606) 232-5108
braun@lexmark.com




LEXMARK INTERNATIONAL REPORTS
RECORD THIRD QUARTER

-- Revenues increase 13 percent, net earnings increase 36 percent --


LEXINGTON,  Ky., October 20, 1997 -- Lexmark  International  Group,  Inc. (NYSE:
LXK) today announced record third-quarter net earnings of $41 million, or 54 cents per share, on revenues of $618 million. Net earnings per share were 36 percent higher than the 40 cents recorded in the third quarter of 1996, while revenues were 13 percent higher than the $548 million reported a year ago. Revenues would have increased 19 percent versus last year without the impact of foreign currency translation. The company also reported record third-quarter operating income of $67 million, an increase of 22 percent over the $55 million earned in the same period a year ago.

THIRD QUARTER REVIEW:
PRINTERS AND ASSOCIATED SUPPLIES REVENUES UP 18 PERCENT

"We are very pleased with our record quarterly performance," said Marvin L. Mann, chairman and CEO. "Our double-digit increases in unit volumes, revenues, operating income and earnings were driven by strong customer acceptance of our recent printer product introductions, the continuing contribution of our associated supplies business and our effectiveness in managing product costs and operating expenses. We have achieved these results despite the challenges of the largest product transition in Lexmark history. The integration of our development, manufacturing and marketing efforts gives Lexmark a competitive advantage that has allowed us to deliver industry-leading value solutions to customers in a timely and cost-effective manner."

"Our record results were driven by printers and associated supplies, where revenues increased 18 percent versus a year ago, and would have increased 25 percent without the impact of foreign currency translation" noted Mann. "Our Lexmark Optra S line of network laser printers, introduced in May, accounted for most of our network laser printer volume during the quarter. This compatible family of network laser printers utilizing common features and supplies is delivering superior performance and reduced total cost of printing to our customers. The modular design, extensive paper handling features, 1,200 x 1,200 dots per inch print quality and leading network management software allow Lexmark printers to be easily configured to meet a wide range of customers' needs."

Mann noted that gross profit margins continued to show year-on-year gains in the quarter. Gross profit margin was 34.9 percent, up over 3 points from the third quarter of 1996. Operating expenses were 24.0 percent of revenues in the quarter versus 21.7 percent last year. Earnings were favorably affected by lower interest expense and a lower income tax rate compared to the third quarter of 1996. The tax rate in the third quarter brought the year-to-date tax rate to 36 percent, the rate now expected for the full year. The lower tax rate in the quarter added 1 cent to net earnings per share. Return on average equity over the past four quarters was 28 percent, before the extraordinary charge from prepayment of subordinated notes in the first quarter of 1997. At the end of the quarter, debt to total capital was 21 percent compared to 17 percent at the end of the second quarter.

During the third quarter, the company repurchased 1,127,900 shares of Lexmark common stock for approximately $36 million at prices ranging from $30.38 to $33.75. The company has now utilized $86 million of the total $200 million board authorization to repurchase common stock.

THIRD-QUARTER ACHIEVEMENTS:
CONTINUING TECHNOLOGICAL INNOVATION

Lexmark continues to introduce innovative printer solutions, including the recently announced 7200 series of Color Jetprinters, offering 1,200 x 1,200 dots per inch print resolution and print speeds of up to 8 pages per minute in black draft mode and 3 pages per minute in color draft mode. The Lexmark 7200 series works with Windows 3.x, Windows 95, and Windows NT 4.0, delivering six-color printing capability and laser-quality text printing. The Lexmark 7200V Color Jetprinter lets the user attach a camcorder, VCR or digital camera directly to the printer.

New product introductions made during the quarter included:

             * The Lexmark 1000 Color Jetprinter, targeted for home offices and student use, where desk space is limited. With print resolutions of up to 600 x 600 dpi and a retail selling price of about $139, the Lexmark 1000 has drawn positive reviews from the trade and general press.

             *  Four  new  Lexmark   MarkNet  Pro  print   servers,   delivering
             performance up to three times faster than competitive products. The MarkNet Pro print servers are Web-ready with links to
             Lexmark's    internet    site    and    customizable    links   to
             customer-designated sites.

             *  Five  Lexmark  SunReady  laser  printing   solutions   specially
             configured for users of Sun Solaris systems. The five Lexmark Optra S laser printers come with Sun-specific documentation and
             MarkVision   for   Sun   Systems   for   easy   network    printer
             administration.

Lexmark also continued to make progress during the quarter in implementation of state-of-the-art software applications integrating the company's manufacturing, order entry, distribution and financial data. Investment in these integrated systems allows improved response to customer needs and more cost-effective transactions processing.

NINE MONTH REVIEW:
OPERATING INCOME UP 19 PERCENT

For the nine months ended September 30, earnings per share before an extraordinary charge from prepayment of subordinated notes were $1.39, a 27 percent increase versus $1.09 a year ago. Net earnings per share were $1.21 after the extraordinary item. Operating income was $180 million, an increase of 19 percent over the $152 million reported for the first nine months of 1996. Revenues were $1.758 billion versus $1.691 billion a year ago, with printers and associated supplies revenues up 10 percent versus the first nine months of 1996 or 15 percent without the impact of foreign currency translation.


LOOKING FORWARD:

"We are pleased with our continuing success in this highly competitive environment and are encouraged by customer acceptance of our printer solutions," noted Mann. "Based on our current outlook, we are comfortable with the current range of analyst estimates for fourth-quarter earnings per share."

Lexmark International Group, Inc. is the parent company of Lexmark International, Inc., a global developer, manufacturer and supplier of printer solutions and products, including laser, inkjet and dot matrix printers and associated consumable supplies for the office and home markets. Lexmark has executive offices and its largest manufacturing center in Lexington, Ky.; other manufacturing centers are in Boulder, Colo.; Juarez, Mexico; Rosyth, Scotland; Orleans, France and Sydney, Australia. More information about Lexmark can be found on the company's home page at www.lexmark.com on the internet.

Lexmark, Lexmark with diamond design, Optra and MarkNet are trademarks of Lexmark International, Inc., registered in the U.S. and/or other countries. Color Jetprinter is a trademark of Lexmark International, Inc. All other trademarks are the property of their respective holders.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements in this release which are not historical facts are forward-looking and involve risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, increased investment to support product introductions and enter new geographies, currency fluctuations, market acceptance of new products and programs, product transitions by the company and its competitors, management of inventory levels, production and supply difficulties, intellectual property infringement claims and expenses, and other risks described in the company's registration statement and other Securities and Exchange Commission filings.

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                     (In Millions, Except Per Share Amounts)
                                   (Unaudited)


                                       Three Months Ended          Percent
                                           September 30            Change
                                       ------------------          ------
                                     1997              1996
                                     ----              ----
Revenues                            $618.3            $547.6          13%
Cost of revenues                     402.7             373.7
                                   -------           -------
        Gross profit                 215.6             173.9          24

Research and development              32.0              28.6
Selling, general and administrative  116.6              90.2
                                   -------          --------
        Operating expenses           148.6             118.8          25
                                   -------           -------

        Operating income              67.0              55.1          22

Interest expense, net                  1.7               5.5
Amortization of deferred financing
costs and other                        2.2               2.0
                                ----------         ---------

        Earnings before income
              taxes                   63.1              47.6          33
Provision for income taxes            22.1              17.4
                                 ---------          --------
        Net earnings              $   41.0           $  30.2          36
                                  ========           =======


Earnings per common and common
   equivalent share, primary
   and fully diluted              $   0.54           $  0.40          36
                                  ========           =======


Shares used in  per share
    calculation                       75.8              75.7
                                 =========          ========

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
                  CONSOLIDATED CONDENSED STATEMENTS OF EARNINGS
                     (In Millions, Except Per Share Amounts)
                                   (Unaudited)


                                         Nine Months Ended         Percent
                                            September 30           Change
                                         -----------------         -------
                                      1997              1996
                                      ----              ----
Revenues                           $1,758.0          $1,690.7          4%
Cost of revenues                    1,149.2           1,162.2
                                  ---------         ---------
        Gross profit                  608.8             528.5         15

Research and development               94.4              92.1
Selling, general and administrative   334.2             279.3
Amortization of intangibles             --                5.1
                                  ---------     ------------
        Operating expenses            428.6             376.5         14
                                  ---------       ----------

        Operating income              180.2             152.0         19

Interest expense, net                   8.0              16.0
Amortization of deferred
      financing costs and other         6.6               5.8
                               ------------      ------------

        Earnings before income
           taxes and extraordinary
           item                      165.6             130.2          27

Provision for income taxes            59.6              47.6
                               -----------       -----------
        Earnings before
            extraordinary item       106.0              82.6          28

Extraordinary loss on
   extinguishment of debt
   (net of related tax benefit
    of $8.4)                         (14.0)                -
                                -----------      -----------
        Net earnings            $     92.0        $     82.6          11
                                 ==========       ==========


Earnings per common and common
     equivalent share, primary
     and fully diluted:
        Before extraordinary
            item               $      1.39        $     1.09          27
        Extraordinary loss           (0.18)                -
                               -----------        ----------
        Net earnings            $     1.21        $     1.09          10
                                ==========        ==========


Shares used in  per share
   calculation                        76.3              75.6
                                ==========        ==========

               LEXMARK INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
             CONSOLIDATED CONDENSED STATEMENTS OF FINANCIAL POSITION
                                  (In Millions)
                                   (Unaudited)

                                                 September 30        December 31
                                                    1997                  1996
                                                    -----                 ----

ASSETS
Current assets:
     Cash and cash equivalents ................... $  55.5          $    119.3
     Trade receivables, net ......................   307.6               304.7
     Inventories .................................   355.1               271.0
     Prepaid expenses and other current assets ...    66.9                70.1
                                                  --------            --------
          Total current assets ..............        785.1               765.1

Property, plant and equipment, net ...........       415.9               434.1
Other assets .................................        21.3                22.3
                                                  --------            --------
          Total assets ........................ $  1,222.3          $  1,221.5
                                                  ========            ========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current  liabilities:
    Short-term debt ...........................   $  104.6            $    2.1
    Current maturities of long-term debt ......       24.5                  --
    Accounts payable ..........................      220.1               197.2
    Accrued liabilities ........................     230.4               222.0
                                                    ------              ------
          Total current liabilities                  579.6               421.3


Long-term debt ..............................         12.9               163.2
Other liabilities ...........................         93.1                96.7
                                                      ----               -----
      Total liabilities                              685.6               681.2


Stockholders' equity:
     Preferred stock .....................              --                  --
     Common stock and capital in excess of par ..    530.5               520.0
     Retained earnings .......................       111.8                19.8
     Accumulated translation adjustment ......       (20.0)                0.5
     Treasury stock ............................     (85.6)                 --
                                                     -----               -----
          Total stockholders' equity .......         536.7               540.3
                                                  --------               -----
          Total liabilities and stockholders'
                 equity .....                   $  1,222.3            $1,221.5
                                                  ========            ========